Significant Events - Q3 2006

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Paramount recently entered into a comprehensive, area wide farm-in agreement (the “Farm-in”) respecting Mackenzie Delta, Northwest Territories exploratory properties EL 394, EL 427 and Inuvik Concession Blocks 1 and 2, covering approximately 412,500 hectares, an area about three-quarters the size of Prince Edward Island. Under the agreement, the farm-in company becomes the operator and can earn a 50 percent interest in the properties by drilling 11 wells and shooting a specified amount of 3D Seismic over a period of four years as well as making any required extension payments to the lessor during that period.

Paramount's board of directors has approved in principle a proposed spinout transaction which would result in future activities relating to Paramount's Mackenzie Delta and Colville Lake interests being carried on by a newly created public corporation ("Newco") initially owned by Paramount and its shareholders. It is intended that those interests and a minor interest in a property having proved developed reserves be transferred to Newco and that Paramount's shareholders (other than its U.S. shareholders due to U.S. securities laws) be given the opportunity to purchase additional shares and warrants of Newco. The details of the proposed spinout transaction, including the number and type of Newco securities which Paramount and its shareholders would receive and be entitled to acquire, are in the process of being finalized. A stock exchange listing of the Newco shares and warrants will be sought. The transaction will be subject to the receipt of all required shareholder, court and regulatory approvals as well as third party consents. It is anticipated that the transaction will be effected under a plan of arrangement which is targeted for completion prior to year end. For further details, refer to Paramount’s October 19, 2006 press release.

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During the latter part of the quarter, Paramount received regulatory approval to proceed with commingling of natural gas from more than one producing formation in several core areas in the Kaybob corporate operating unit (“COU”), and the Southern COU. This represents a significant positive step towards bringing on additional behind pipe production which was awaiting regulatory approval.

➢	Operational issues and wet weather delays continued to affect our ability to bring on additional production.

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Paramount closed a US$150 million Term Loan B Facility (the “Facility”). The Facility has a term of six years, and is secured by all of the common shares of North American Oil Sands Corporation (“North American”) owned by Paramount.

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Construction of the two drilling rigs for a US Company in which Paramount holds a 50 percent interest remains on schedule for completion. We anticipate that the rigs will be completed near the end of the fourth quarter of 2006. Once completed, we plan on dedicating the rigs towards a drilling program beginning in the first half of 2007 in North Dakota. To date, we have identified over 80 locations to be drilled in North Dakota on predominantly 100 percent working interest lands. The limited supply of drilling rigs in the United States has delayed our ability to pursue these opportunities, including the twelve wells we had originally planned to be drilled in 2006.

Review of Operations

The following table summarizes Paramount’s average daily sales volumes by COU for the three months ended September 30, 2006 and June 30, 2006:

Natural Gas Sales (MMcf/d)	Q3 2006	Q2 2006	Change (%)
Kaybob	15.6	14.0	11
Grande Prairie	13.8	14.6	(5)
Northwest Alberta / Cameron Hills, Northwest Territories	24.3	25.6	(5)
Northwest Territories / Northeast British Columbia	11.0	11.6	(5)
Southern	14.8	15.1	(2)
Northeast Alberta	1.9	2.3	(17)
Total	81.4	83.2	(2)

Crude Oil and Natural Gas Liquids Sales (Bbl/d)
Kaybob	412	511	(19)
Grande Prairie	699	532	31
Northwest Alberta / Cameron Hills, Northwest Territories	1,327	979	36
Northwest Territories / Northeast British Columbia	43	20	115
Southern	1,419	1,370	4
Northeast Alberta	1	11	(91)
Total	3,901	3,423	14

Total Sales (Boe/d)
Kaybob	3,022	2,850	6
Grande Prairie	2,995	2,968	1
Northwest Alberta / Cameron Hills, Northwest Territories	5,376	5,253	2
Northwest Territories / Northeast British Columbia	1,874	1,954	(4)
Southern	3,882	3,885	-
Northeast Alberta	322	387	(17)
Total	17,471	17,297	1

Kaybob

Third quarter 2006 sales volumes for the Kaybob COU averaged 3,022 Boe/d; comprised of 15.6 MMcf/d of natural gas and 412 Bbl/d of crude oil and natural gas liquids. Average sales volumes were up six percent from second quarter 2006 average sales volumes of 2,850 Boe/d.

Capital expenditures for the third quarter of 2006 were $42.1 million, focused mainly on drilling, completions and facilities work. During the third quarter, Paramount participated in the drilling of 17 gross (8.1 net) wells, all of which were cased for potential gas production. One of these wells is currently producing and the others are awaiting either wellbore completions or the installation of lease equipment and pipelines. Fourteen of the seventeen wells drilled in the third quarter were in the Resthaven, Smoky, Musreau and Kakwa areas.

The Kaybob COU continues to focus the majority of its investments in the Resthaven, Smoky, Musreau and Kakwa areas which all have large resource, multi-zone potential, and are areas where Paramount maintains high working interests in large contiguous land blocks. Paramount expects to continue with significant drilling, completion and construction activity for the remainder of the year as we actively manage our activities to limit land expiries in these core areas.

Regulatory approvals were received near the end of the third quarter for three applications allowing for commingling of natural gas from more than one producing formation. Two of the approvals were for individual wells which have resulted in incremental production of 0.7 MMcf/d net early in the fourth quarter. The third commingling application approval was for a significant portion of Paramount’s Resthaven land holdings; the benefits of which we expect to realize over the longer-term, as we expect it will allow Paramount to reduce per well completion costs and will eliminate some future workover expenditures. Based on recent announcements by regulatory authorities, approval of a blanket commingling directive is anticipated in the fourth quarter which we expect to have a similar benefit for the vast majority of Paramount’s lands in the Kaybob COU.

Grande Prairie

Third quarter 2006 sales volumes for the Grande Prairie COU averaged 2,995 Boe/d; comprised of 13.8 MMcf/d of natural gas and 699 Bbl/d of crude oil and natural gas liquids. Average sales volumes were up one percent from second quarter 2006 average sales volumes of 2,968 Boe/d. The increase came mainly from the new field discoveries at Crooked Creek and Ante Creek. These increases were partially offset by general declines on existing producing properties.

Capital expenditures for the third quarter of 2006 were $27.4 million, focused mainly on drilling, completions and facilities work. During the third quarter of 2006, Paramount drilled 10 (5.8 net) wells with 2.4 net successes and completed 10 (8.4 net) wells with test rates that averaged 700 Boe/d net. A total of 6 (4.1 net) wells were put on production during the third quarter with production rates of 605 Boe/d net. We expect to bring on the other wells that were drilled and completed during the third quarter over the next three to six months.

Operational issues with third party plants that had precluded production from being brought on in prior quarters and this quarter have been mainly resolved. Most of the awaited regulatory approvals for well tie-ins have been received during the month of October and the rest are expected to be received in November. With the recent successes Paramount experienced at Crooked Creek and Ante Creek, the level of activity was accelerated above the original forecast to follow up and take advantage of the opportunities. Paramount also accelerated the completions at Mirage.

Paramount expects to drill up to 4 (2.1 net) more wells before year-end following up on recent successes.

Northwest Alberta / Cameron Hills, Northwest Territories

Third quarter 2006 sales volumes for the Northwest Alberta COU averaged 5,376 Boe/d; comprised of 24.3 MMcf/d of natural gas and 1,327 Bbl/d of crude oil and natural gas liquids. Average sales volumes were up two percent from second quarter 2006 average sales volumes of 5,253 Boe/d. Natural gas sales volumes were down five percent while crude oil and natural gas liquids were up 36 percent when compared to the second quarter 2006. The decrease in natural gas sales volumes was due to natural declines. The increased liquid sales volumes came primarily from sales of volumes that were held in inventory.

Capital expenditures for the third quarter of 2006 were $1.0 million as most of the Northwest Alberta COU properties have winter access only, and the majority of its maintenance and capital programs are done during the winter months. Third quarter capital expenditures focused mainly on seismic in preparation for the winter drilling program in the first quarter of 2007.

Northwest Territories / Northeast British Columbia

Third quarter 2006 sales volumes for the Northwest Territories / Northeast British Columbia COU averaged 1,874 Boe/d; comprised of 11.0 MMcf/d of natural gas and 43 Bbl/d of natural gas liquids. Average sales volumes were down four percent from second quarter 2006 average sales volumes of 1,954 Boe/d. Natural gas sales volumes were down five percent when compared to the second quarter 2006 as a result of a planned 19-day shutdown/turnaround for maintenance at a third-party operated gas plant in July 2006 which affected all four producing areas. During the shutdown, Paramount completed its own facility work at all four producing areas. After production resumed, average monthly production rates for August were the highest to date in 2006.

Capital expenditures for the third quarter of 2006 were $6.0 million. A new compressor was installed at Maxhamish during the shutdown in July which will allow increased gas recovery by lowering operating pressures. Also, a compressor at Tattoo was overhauled.

Late in September, the first of four planned wells was drilled and cased at Clarke Lake with encouraging results. We expect to drill the remaining three wells during the fourth quarter and plan that all successful wells will be completed and on production by the end of the year.

Southern

Third quarter 2006 sales volumes for the Southern COU averaged 3,882 Boe/d; comprised of 14.8 MMcf/d of natural gas and 1,419 Bbl/d of crude oil and natural gas liquids. Average sales volumes were consistent with second quarter 2006 average sales volumes of 3,885 Boe/d.

Capital expenditures for the third quarter of 2006 were $22.5 million, focused mainly on drilling wells in the Chain area (both conventional and coal bed methane (“CBM”) wells) and non-operated drilling in North Dakota for oil. During the third quarter of 2006, Paramount drilled 40 (37.5 net) wells in the Chain area bringing our total for the year to 85 (66 net) wells. Paramount expects to drill the remaining 15 wells in our 2006 program during the fourth quarter.

Paramount received regulatory approval from the EUB to commingle coals and sands production in the Horseshoe Canyon formation of the Edmonton group on October 6, 2006. The wells drilled in this program will be tied in through our enlarged low pressure infrastructure, and we expect that all wells will be on production by the end of January 2007. This new target is over a month later than originally planned and is due to a wetter than average fall season in this region.

In the third quarter, we participated in the drilling of 3 (0.32 net) non-operated wells of which two wells were located in North Dakota and the other well located in Montana. All three wells will be completed in the fourth quarter. At the present time we are getting ready for our 2007 drilling program in North Dakota, and are slated to have two rigs running in the first quarter of 2007. Paramount is planning to drill 16 wells in North Dakota during 2007. We are continuing to acquire land in North Dakota, and to date have identified over 80 drilling locations on predominantly 100 percent owned lands.

Northeast Alberta / Oil Sands / Sahtu

Third quarter 2006 sales volumes for the Northeast Alberta COU averaged 322 Boe/d; comprised of 1.9 MMcf/d of natural gas and 1 Bbl/d of crude oil. Average sales volumes were down 17 percent from second quarter 2006 average sales volumes of 387 Boe/d. The Gas Re-Injection & Production Experiment (“GRIPE”) pilot at Surmont was shut down for two months due to issues with corrosion and the corrosion inhibition program.  These losses were partially offset by a successful workover in conventional gas production.  GRIPE is forecast to return to full production in early November.

Capital expenditures for the third quarter of 2006 were $3.4 million, focused mainly on engineering in our Surmont Oil Sands Development and land acquisitions. During the third quarter, Paramount acquired 148 sections of bitumen rights in the Grosmont or Carbonate Triangle.  The Carbonate Triangle is an emerging heavy oil play.  In 2007, Paramount will embark on a measured program of reservoir characterization and recovery process development to bring these long term assets to production.

Financial

For the third quarter of 2006, Paramount is reporting net earnings of $22.2 million ($0.32 per share diluted); primarily a result of the success of Paramount’s commodity price risk management program as evidenced by a reported pre-tax gain on financial instruments of $24.2 million during the quarter. In addition, the decrease in the share price of Paramount and unit price of Trilogy Energy Trust resulted in a pre-tax non-cash recovery of stock based compensation during the quarter of approximately $14.7 million.

Funds flow from operations for the third quarter of 2006 totaled $37.3 million ($0.54 per share diluted), $28.5 million lower than funds flow from operations during the second quarter of 2006. This decrease is primarily the result of a decrease in realized gains on financial hedging contracts during the third quarter relative to the second quarter of 2006.

2006 Outlook

Paramount’s exit production rate for the third quarter of 2006 was approximately 18,600 Boe/d, with around 3,600 Boe/d behind pipe. Despite our successful 2006 drilling program, we have continued to experience delays in bringing planned production additions on stream; primarily because of delays in obtaining regulatory approvals and weather.

Paramount now estimates 2006 average annual production will be approximately 18,000 Boe/d and that our 2006 exit rate will be approximately 21,800 Boe/d. We expect that our 2006 E&P capital expenditures will be about $400 million excluding land, capital expenditures on oil sands properties disposed to North American, capital expenditures relating to the Farm-in, acquisitions and dispositions.